

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

<u>Via E-mail</u>
Mr. Frank P. Elsenbast
Chief Financial Officer
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

Re: LodgeNet Interactive Corporation
Form 10-K for the year ended December 31, 2011
Filed on March 15, 2012
Response dated October 30, 2012
File No. 0-22334

Dear Mr. Elsenbast:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Carlos Pacho for

                                Larry Spirgel
                                Assistant Director